INSTRUMENT OF PROXY

Type of Meeting:	Annual and Special General Meeting
Meeting Date:	Thursday, June 26, 2008
Meeting Time & Location:	11:00 a.m. (Vancouver time), Suite 550 – 999 West Hastings Street, Vancouver, BC V6C 2W2

THIS YELLOW FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF JAMES R. ANDERSON FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF THE SHAREHOLDERS OF GENCO RESOURCES LTD.

JAMES ANDERSON RECOMMENDS THAT YOU VOTE FOR EACH OF THE LISTED DIRECTOR NOMINEES

The undersigned shareholder of Genco Resources Ltd. (the “Corporation”) hereby appoints James R. Anderson, or failing him, legal counsel to Mr. Anderson, Cameron G. Belsher, or in the place of the foregoing, ________________________________________________________________as proxy for the undersigned shareholder, with full power of substitution, to attend, act and vote for and on behalf of the undersigned shareholder in respect of all matters that may properly come before the above-mentioned meeting of the shareholders of the Corporation and at any adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said meeting, or adjournment thereof, and without limiting the generality of the power hereby conferred, to vote as directed below:

		For	Against			For	Against
1.	To set the number of directors at seven.	[ ]	[ ]	4.	Ratifying and approving the Corporation’s Stock Option Plan and authorizing the Board of Directors to further amend the Plan as may be required by securities regulatory authorities without further shareholder approval.	[ ]	[ ]

		For	Withhold
2.	To elect each of the following persons as a director of the Corporation for the ensuing year:					For	Against
	James R. Anderson Charles E. Schroeder, III Lyle Weismantel Richard W. Hughes Eduardo Luna Leslie D. Goodman James M. McDonald	[ ] [ ] [ ] [ ] [ ] [ ] [ ]	[ ] [ ] [ ] [ ] [ ] [ ] [ ]	5.	Authorizing the issuance of up to 561,915 common shares to three executive officers and one director as bonuses for the 2006 and 2007 financial years.	[ ]	[ ]

		For	Withhold
3.	To appoint Cinnamon Jang Willoughby & Company, Chartered Accountants, as the Corporation’s Auditor and to authorize the Board of Directors to approve the Auditor’s remuneration.	[ ]	[ ]

The undersigned shareholder hereby revokes any instrument of proxy previously given to attend and vote at said meeting or at any adjournment thereof.

Signature of shareholder:

Name of shareholder (please print):

Date:

If not dated, this Instrument of Proxy is deemed to bear the date on which it was mailed to the shareholder. If the number of shares represented by this Instrument of Proxy is not indicated, then all shares registered in the name of the shareholder will be deemed to be represented by this Instrument of Proxy.

BEFORE EXECUTING THIS INSTRUMENT OF PROXY, PLEASE READ THE INSTRUCTIONS LOCATED ON THE REVERSE SIDE HEREOF.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by James R. Anderson, and not by management of the Corporation.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the registered shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3.	This yellow proxy should be signed in the exact manner as the common shares are registered.

4.	A shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint the persons named on the Instrument of Proxy as proxyholder, by leaving the wording appointing a nominee as is (i.e. do not strike out the proxyholders names shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the person acting as a proxyholder will vote FOR of each matter identified on this Instrument of Proxy and, if applicable, FOR the nominees for directors and auditors as identified in this Instrument of Proxy; OR

(b)

appoint another proxyholder, who need not be a shareholder of the Company, to vote according to the shareholder’s instructions, by striking out the proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided.

6.

The securities represented by this Instrument of Proxy will be voted for, against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Where no choice is specified such common shares will be voted FOR the matters and the nominees for directors and auditors identified in this Instrument of Proxy. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.	To be represented at the Meeting, proxies submitted must be received no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

9.

Please sign, date and return your proxy today by (1) fax to 416-646-2415, (2) by mail to the address specified below, or (3) in the postage paid envelope provided. Please return your proxy to Laurel Hill Advisory Group prior to 11:00 a.m. Pacific Time on June 23, 2008 to ensure that your vote is counted.

TIME IS OF THE ESSENCE – PLEASE FAX OR MAIL YOUR PROXY TODAY. PLEASE ENSURE THAT YOUR PROXY HAS BEEN SIGNED AND DATED.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

366 Bay Street, Suite 200, Toronto, Ontario M5H 4B2

NORTH AMERICAN TOLL-FREE
1-888-268-4498
FAX: 416-646-2415